Filed by PVR Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Q3 2013 Earnings Call

Company Participants

•	William H. Shea

•	Bruce D. Davis

•	Mark D. Casaday

Other Participants

•	Sunil K. Sibal

•	Sachin Shah

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and welcome to the PVR Partners Third Quarter 2013 Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Bill Shea. Please go ahead.

William H. Shea

Thanks, Jessica. Good morning, everyone. Thanks for joining us today on the PVR Partners’ third quarter’s earnings call. With me today are Rob Wallace, our CFO; Bruce Davis, our General Counsel; Mark Casaday, the Chief Operating Officer of our Midstream Businesses; Keith Horton, the Chief Operating Officer of our Coal and Natural Resource Business segment; and Steve Milbourne, who heads up our Investor Relations efforts.

Bruce, if you will provide us with the forward-looking statement?

Bruce D. Davis

Thanks, Bill. In the course of our remarks and the subsequent Q&A session, we may be making some forward-looking statements. For purposes of facilitating a good discussion I’ll refer you to the forward-looking statements as referenced in this morning’s press release noting that our business is subject to a variety of risks and uncertainties. For a fuller discussion of these and other risks that could cause our results to change, please see PVR’s Form 10-K most recently filed with the SEC.

William H. Shea

Thanks, Bruce. Before, we get started discussing our results, let me say that I know that many of you have had a great deal of interest and have a great deal of interest in our pending merger with Regency Energy Partners. As we indicated in the conference call following the transaction announcement, the primary factors driving the merger were increased scale business and basin diversification, as well as increased financial capability and flexibility. I strongly believe that the combination will be a good one for both PVR and Regency unitholders. The proxy statement will provide more information about the transaction, including the process and the factors considered by the PVR Board of Directors. As such, I’m not going to discuss the merger further today and ask that you wait for the proxy to be filed for more details.

For the third quarter, the Board of Directors declared a quarterly distribution of $0.55 per unit, which is unchanged from the second quarter, and is a 1.9% increase over the distribution paid with respect to the third quarter of 2012. The distribution is payable on November 13 to unitholders of record on November 6.

For the third quarter, PVR generated adjusted EBITDA of $79.9 million versus $61.2 million last year and $76.1 million last quarter. Distributable cash flow was $49.5 million versus $36.6 million last year and $49 million in the second quarter of 2013.

Average total natural gas throughput during the quarter from our Eastern and Midcontinent systems was 1.8 Bcf per day versus 1 Bcf per day last year and 1.7 Bcf per day last quarter. During the quarter we did sell our 25% membership interest in the Thunder Creek Gas Services, a joint venture that gathers and transports coalbed methane gas in Wyoming’s Powder River Basin.

Total proceeds from the sale were $58.6 million resulted in a reported gain of $14.3 million, which was recorded in other revenues and was excluded from our calculation of adjusted EBITDA and distributable cash flow. We’re pleased with our third quarter results. The Eastern Midstream segment show progress in both volumes and EBITDA over last year and last quarter and our Midcontinent segment benefited from improved commodity prices with similar volumes compared to last quarter. And our Coal segment performed in line with our expectations. Specifically in the East, adjusted EBITDA was $43.5 million versus $21.4 million last year and $38.1 million in the second quarter. The volumes increased from 1.4 Bcf a day versus $600 million cubic feet a day last year and 1.3 Bcf per day last quarter.

Although our volumes were up over last quarter, it could have been stronger except for relatively low natural gas cash prices on Transco’s Leidy and the Tennessee 300 lines relative to Henry Hub for a portion of the quarter. Lower cash prices in the Northeast caused some of our producers to curtail a portion of their production in response. We estimate that lower natural gas prices in Northeast Pennsylvania during this period impacted our average quarterly volumes by as much as 100 million cubic feet per day.

Producers continue to be active in our eastern areas of operation however. We’ve not seen a material change in drilling activity. The rig count has been stable most of the year, and that continued during the third quarter. Our most recent rig activity information shows eight rigs within our areas of dedication and another 36 rigs operating within our operating areas for a total of 44 active rigs. These counts include five rigs in the Utica, one of which is within our AOD with Hess.

As noted in the press release, we had 25 well connects in the East during the quarter, and have connected a total of 68 wells for the year through September 30. Excuse me, we expect to connect an additional 36 wells during the fourth quarter or a total of 104 for the year. Of the 36 wells expected to be connected in the fourth quarter, 14 have been completed and are waiting on pipe and 22 are in various stages of drilling and completion.

Other activity in the East included the completion of two new compressor stations which will help to maintain our volumes on the [indiscernible] (05:57) system and will increase our capacity into Tennessee Gas Pipeline from our Wyoming system.

In July, we placed in service an additional phase of the Lycoming gathering system, for which Inflection Energy is the primary producer. And during the quarter, PVR completed and placed in service a new water truck loading facility which will significantly expand our service territory reach for water service to natural gas producers.

As you know, we’re also very excited about our recently announced Utica project with Hess. Significant progress has been made on the requisite environmental studies permitting system engineering and right-of-way work as well as commercial discussions with other potential shippers on the system. As previously announced, we plan to start service on the Utica system late next year at the end of 2014.

In the Midcontinent, EBITDA for the quarter was $17.1 million versus $13 million last year and $14.9 million last quarter. Throughput was 381 million cubic feet a day versus 410 million cubic feet a day last year and 382 million cubic feet a day last quarter.

Again drilling activity has been fairly strong in our areas of operations. During the quarter, we connected 39 new wells and currently expect to connect an additional 50 plus wells during the fourth quarter.

On the Coal and Natural Resource Business segment, we produced EBITDA of $19.3 million versus $26.8 million last year and $23.1 million last quarter. Coal royalty tons were 5.7 million tons in the quarter versus 7.7 million tons last year and 6.9 million tons last quarter. Coal royalty revenue per ton was $3.66 this quarter versus $3.73 last year and $3.37 last quarter.

During the third quarter, we invested $76.9 million on internal growth projects in our Midstream segments, $64.8 million in the East and $12.1 million in the Midcontinent. We also spent $4 million on maintenance CapEx during the quarter. As of September 30, we had borrowings of $332.5 million on our $1 billion revolver and a leverage ratio of 4.9 times based on bank compliance EBITDA which includes a material project adjustment.

At this time, I’m going to turn the call back to the operator for Q&A.

Jessica?

Q&A

Operator

[Operators Instructions] The first question comes from Sunil Sibal with Citigroup.

<Q - Sunil K. Sibal>: Hi, Can you guys hear me?

<A - William H. Shea>: Yes.

<Q - Sunil K. Sibal>: Yeah, I just wanted to – for you to kind of elaborate on the impact of the gas price weakness with regard to your volumes in the two trunk lines?

<A - Mark D. Casaday>: Well, this is Mark Casaday. As Bill stated earlier, we estimated that over the quarter the volume shortfall due the Leidy Line and Tennessee 300 price reduction as compared to Henry Hub to be about 100 million cubic feet a day.

<Q - Sunil K. Sibal>: And any break-up of that vis-à-vis your two main systems?

<A - Mark D. Casaday>: No, we – I – at this time I don’t have a break-up between the Wyoming system and the Lycoming system.

<Q - Sunil K. Sibal>: Okay. And then, as you look forward to next year, do you have an early view on how many well connects do you plan to see on your system in 2014?

<A - William H. Shea>: We’re in the process now of talking to all of our producers. So I don’t think we’ll be prepared to give you a number right now. The producers are going through their budget process of this well. So we will find out over the next couple of months exactly what their plans are for 2014. So, we don’t have a firm number right now for you.

<Q - Sunil K. Sibal>: Okay. And that’s all I had. Thanks.

<A - William H. Shea>: Sure.

Operator

Next question comes from Sachin Shah with Albert Fried.

<Q - Sachin Shah>: Hi, good morning. Thanks for taking my question. So just wanted to get an update since the announcement, the government shutdown and the back-to-work, supposedly, so just wanted to find out on the HSR filing, any kind of update on that, has that been made, any kind of expectation on when that’s going to be done as well as the proxy?

<A - Bruce D. Davis>: This is Bruce Davis. We expect to make the HSR filing, within – probably the next week or two and the proxy sometime in early November. At this point, we are still anticipating a first quarter 2014 close on the transaction.

<Q - Sachin Shah>: Okay. Early part, first quarter or...?

<A - Bruce D. Davis>: Well, that will all depend on the SEC review and other factors. So at this point, we’re just speaking about the first quarter.

<Q - Sachin Shah>: Okay, fair enough. Thank you, guys.

Operator

[Operator Instructions] With no further questions, this concludes our question-and-answer session. I would like to turn the conference back over to Bill Shea for any closing remarks.

William H. Shea

Thanks, Jessica. Thanks everyone for listening in this morning. And we will talk to you again after the fourth quarter. Thanks very much. Have a great day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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